                         June 23, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Perry J. Hinden

Re:	Biglari Holdings Inc.

Schedule TO-T

Filed June 4, 2015 by The Lion Fund II, L.P.

File No. 005-30771

Dear Mr. Hinden:

Reference is made to the Schedule TO-T (the “Schedule TO”) filed by The Lion Fund II, L.P. (the “Bidder”) on June 4, 2015. By letter dated June 15, 2015 (the “Comment Letter”), the Staff of the Securities and Exchange Commission (the “Staff”) provided the Bidder with its comments regarding the Schedule TO. This letter, which responds to the Staff’s comments contained in the Comment Letter, is being filed today via EDGAR.

On behalf of and based solely upon information supplied to us by the Bidder, we respond to your numbered comments in the Comment Letter as follows. Page references in our responses are to the pages in the Offer to Purchase, Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Schedule TO

Does the Offeror have the financial resources to make payment? Page 5

1.	Disclosure indicates that the bidder expects that the maximum aggregate cost to acquire the Shares sought in the Offer will be approximately $243 million which will be funded with cash on the Offeror’s balance sheet. However, the Summary Financial Data in Annex B indicates that the Offeror has cash on its balance sheet as of December 31, 2014 of only $35.5 million. Please advise.

The Bidder is a professionally managed investment partnership whose cash balances have increased during 2015 through a series of transactions. The Bidder supplementally advises the Staff that at the time of commencement of the tender offer on June 4, 2015, the Bidder’s cash balance was $242,725,510.

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Certain Effects of the Offer; Plans for the Company After the Offer. Page 15

2.	Notwithstanding the disclosure on page 15 and the top of page 16, please note that Exchange Act Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction but is effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of “past, current and planned” transactions. In addition, we note the disclosure on page 16 that “[a]lthough we do not currently have any plans…that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events.” In light of the forgoing, please advise us why the Offer, or the Lion Fund’s acquisition of Company shares during 2013, 2014 and 2015, as noted on page 7 of the Schedule 14D-9 filed by Biglari Holdings Inc. on June 12, 2015, should not be deemed to constitute the first step in a series of transactions having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

The Bidder respectfully submits that the Offer is not the first step in a series of transactions which has the purpose or a reasonable likelihood of having a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

As stated on pages 15-16, neither the Bidder nor its general partner, Biglari Capital Corp., nor, to the best knowledge of the Bidder, the Company or the Company’s or its executive officers, directors or affiliates (including executive officers and directors of the Company’s affiliates) currently have any plans, proposals, or negotiations underway that relate to or would result in either of the events specified in Rule 13e-3(a)(3)(ii) (a “Rule 13e-3 Event”). The Bidder notes to the Staff that it has specified on page 21 that the Offer is conditioned on the absence of any event “that could reasonably be expected to materially and adversely affect the trading” of the common stock of the Company, such as a Rule 13e-3 Event. While, as noted by the Staff, page 16 includes the statement that “[a]lthough we do not currently have any plans…that relate to or would result in any of the events discussed above, we may undertake or plan actions that relate to or could result in one or more of these events,” the Bidder advises the Staff that the Offer is not intended or expected to relate to or result in a Rule 13e-3 Event.

Furthermore, the Bidder does not believe there is a reasonable likelihood that the Offer would result, directly or indirectly, in a Rule 13e-3 Event involving the Company. Based on information provided to the Bidder by the Company, the number of record holders of the

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Company’s common stock, calculated in accordance with Rule 12g5-1 of the Exchange Act, is approximately 1,080 as of June 4, 2015, the date of commencement of the tender offer. This number is well above the 300 person limitation in Rule 13e-3. While the Offer can be expected to result in a decrease of the number of recordholders, based on the number of Shares subject to the Offer, the Bidder expects the number of recordholders to be significantly above 300 persons after the Offer. In addition, based on information provided by the Company, the Bidder believes there are approximately 10,400 beneficial owners of its common stock. This number is well above the 400 person requirement for listing on the New York Stock Exchange. While the Offer can be expected to result in a decrease in the number of beneficial owners, because of the number of Shares subject to the Offer and because a significant number of Shares sought to be purchased in the Offer are held by banks and brokers who hold positions for multiple beneficial owners, whose positions are unlikely to be terminated altogether, the Bidder expects the number of beneficial owners after the Offer to remain significantly above 400 holders.

Accordingly, the Bidder believes that the Offer is not reasonably likely to cause either of the effects described in Rule 13e-3(a)(3)(ii).

Certain Conditions of the Offer. Page 21

3.	We note the disclosure in the last paragraph of this section relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding on both points in your response letter.

The Bidder acknowledges the Staff’s comment and confirms its understanding that proceeding with the Offer subsequent to a triggered condition is deemed a waiver of the condition and such a waiver may require the extension of the offer and recirculation of new disclosure to security holders. The Bidder also confirms its understanding that, when applicable, holders should be informed promptly after a condition is triggered of how the Bidder intends to proceed.

The Bidder acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff

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comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Edward S. Horton
Edward S. Horton